Exhibit 99.1

Filed by WisdomTree Trust - WisdomTree Enhanced Commodity Strategy Fund

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: WisdomTree Continuous Commodity Index Fund

Commission File No.: 333-233919

September 28, 2020

DEAR FELLOW SHAREHOLDER,

As promised, I am updating you on the progress of the Special Shareholder meeting of the WisdomTree Continuous Commodity Index Fund (“GCC” or your “Fund”) to be held on October 15, 2020.

I am pleased to report that fellow shareholders that have voted to date have expressed strong support in favor of reorganizing your Fund into and with the WisdomTree Enhanced Commodity Strategy Fund (“New Fund). The Managing Owner continues to believe that the New Fund and its investment strategy and potential benefits are in the best interests of GCC and its shareholders.

As of today, we have not received your proxy vote. Please vote your shares by signing, dating and mailing your proxy card in the enclosed prepaid envelope or please follow internet and phone directions in the box below.

Please continue to stay safe and healthy. Thank you in advance for your support.

SINCERELY,

JEREMY SCHWARTZ

PRESIDENT AND CHIEF EXECUTIVE OFFICER

Three Convenient Voting Methods to Cast Your Vote

1. Vote by Mail: You may cast your vote by signing, dating and mailing the enclosed card(s) in the enclosed prepaid return envelope.
2. Vote Online: You may cast your vote by visiting the web address located on the enclosed card(s) and following the instructions.
3. Vote by Telephone: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed card(s) and following the instructions.

Additional Information

In connection with the proposed reorganization, WisdomTree Enhanced Commodity Strategy Fund (the “Acquiring Fund”) has filed a registration statement (Registration No. 333-239992) with the Securities and Exchange Commission (“SEC”). The registration statement includes a Proxy Statement/Prospectus. The registration statement was declared effective by the SEC on September 10, 2020, and we commenced mailing the Proxy Statement/Prospectus to the shareholders of GCC on or about September 14, 2020. The Proxy Statement/Prospectus provides important comparative information about GCC’s and the Acquiring Fund’s respective objectives, strategies, risks, and fees and expenses. Investors should carefully read and consider the Proxy Statement/Prospectus before voting. Investors may obtain free copies of the Proxy Statement/Prospectus, and all other relevant documents filed with the SEC through the website maintained by the SEC at www.sec.gov. In addition, the Proxy Statement/Prospectus is available at www.wisdomtree.com.

WisdomTree Commodity Services and WisdomTree Asset Management and their representatives may be deemed to be participants in the solicitation of proxies in connection with the Reorganization. Information regarding the participants in the solicitation is provided in the registration statement and the Proxy Statement/Prospectus.

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.